Exhibit 99.1

Meten EdtechX Announces Financial Results for the First Quarter Ended March 31, 2021

SHENZHEN, China, May 20, 2021 (GLOBE NEWSWIRE) -- Meten EdtechX Education Group Ltd. (Nasdaq: METX) (“Meten EdtechX” or the “Company”), one of the leading omnichannel English language training (“ELT”) service providers in China, today announced its financial results for the first quarter ended March 31, 2021.

	Q1 2021
	RMB (m)	YoY (%)
Gross billings	175.4	40.9%
Revenues	206.6	13.8%
General adult ELT	67.0	20.0%
Online ELT	71.3	(7.5%)
Overseas training services	39.9	79.2%
Junior ELT	25.3	7.4%
Junior ELT- under “Meten” brand	17.8	286.3%
Junior ELT- under “ABC” brand	7.5	(60.6%)
Gross Profit	70.8	93.8%
Gross Profit Margin	34.3%	14.2 ppts
Adjusted net loss[1]	(53.2)	46.9%

1 Non-GAAP measure. For more information about non-GAAP financial measures, please see the section captioned "About Non-GAAP Financial Measures" at the end of this press release.

Highlights

●	1Q 2021 revenue increased 13.8% year-on-year to RMB206.6 million (US$31.5 million), primarily as a result of the strong rebound in gross billing after the impact of COVID-19 faded.

●	Supported by investments in the Junior ELT segments and new product development, revenue for Junior ELT under the “Meten” brand increased by 286.3% year-on-year in 1Q 2021 to RMB17.8 million (US$2.7 million).

●	1Q 2021 gross profit increased 93.8% year-on-year to RMB70.8 million (US$10.8 million), primarily as a result of the improvement of gross billings and operational efficiency. Gross profit margin increased 14.2 percentage points year-on-year to 34.3%.

●	As of March 31, 2021, Meten EdtechX had 110 learning centers in operation. To optimize the layout of offline centers, the Company closed another 8 offline learning centers by the end of the first quarter of 2021.

●	1Q 2021 adjusted net loss decreased 46.9% year-on-year to RMB53.2 million (US$8.1 million).

Alan Peng, Chief Executive Officer of Meten EdtechX commented:

“We delivered Q1 revenue growth of 14.6% year-over-year, ahead of expectations and reflecting our team’s strong execution of our focused on optimizing management and aligning our cost structure to the headwinds caused by COVID-19. First quarter financial results reflect improvements in our gross profit and margin, and significant reduction in our operating loss and adjusted EBITDA compared to the same period for the prior year. We leveraged our advantage of online and offline business to break the time and space constraints of classroom education. We also utilized big data and AI technology to develop personalized teaching model and to improve teaching efficiency. As a result, we achieved nearly RMB206.6 million in gross billing in the first quarter of 2021. As an established education institution with a track record of over 15 years, our highly experienced teachers, high-quality education resources and excellent teaching results contribute to our good reputation and improve our brand image and awareness, and thus the proportion of overall word of mouth marketing increased by 54.3% in the first quarter of fiscal year 2021.

We remain confident in our ability to deliver strong growth in 2021 and continue to expect to drive strong operating leverage in 2021.

We have seen a positive impact of blockchain on the education industry, including applications to teacher certification and platform management. As one of the first U.S. listed education companies applying blockchain technology, we will apply these technologies in credit incentives, teacher certification and platform management. At the same time, we plan to build an online merger offline (OMO) platform for blockchain education applications. Looking forward, we will continue to focus on our junior ELT business, carry out our plans to enter the junior quality-oriented education market and introduce our ‘dual-teacher classroom’ for ABC junior ELT services.”

Operational developments

	1Q 2021
Student enrollments	17,672	45.1%
Course withdrawal rate(1) (%)	12.87%	1.37 ppts

(1) Refers to the amount of refunds issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period.

	March 31, 2021
Number of self-operated learning centers	97	7.6	%*
Number of franchised learning centers	13	-	*

(* Change compared to the previous quarter end)

Growing online and Junior student enrollment

As of March 31, 2021, the number of registered users for online courses increased by 31.4% year-on-year, up to 1.84 million, as the Company diversified course offerings and leveraged cross-selling opportunities between offline and online as its learning centers reopened. Supported by investments in the Junior ELT segments and new product development, the number of registered junior students for Junior ELT under the “Meten” brand increased by 483% year-on-year as of March 31, 2021.

Continued product innovation

Meten EdtechX continued to invest in product development during the first quarter of 2021, leveraging the several recently launched new products across both its offline and online platforms. These include three new language (Japanese, Spanish and Korean) products, K12 junior products and the “BiGao” exam preparatory product for middle-school students. For the first quarter ended March 31, 2021, the Company’s revenue derived from Japanese, Spanish and Korean language training services was RMB 1.4 million (US$0.21 million).

Financial results

Revenues

In the first quarter of 2021, revenue amounted to RMB206.6 million (US$31.5 million), an increase of 13.8% year-on-year from RMB181.6 million in the first quarter of 2020, primarily as a result of the strong rebound in gross billing after the impact of COVID-19 faded.

For the general adult ELT, revenues increased 20% year-on-year, from RMB55.8 million in the first quarter of 2020 to RMB67.0 million (US$10.2 million) in the first quarter of 2021, for the overseas training services, revenues increased 79.2% year-on-year, from RMB22.3 million in the first quarter of 2020 to RMB39.9 million (US$6.1 million) in the first quarter of 2021, and for the Junior ELT, revenues increased from RMB23.5 million in the first quarter of 2020 to RMB25.3 million (US$3.9 million) in the first quarter of 2021, among which, revenue for Junior ELT under “Meten” brand increased by 286.3% year-on-year in the first quarter of 2021 to RMB17.8 million (US$2.7 million). These results were achieved in the first quarter of 2021 when the regulatory authorities required all off-campus training institutions to suspend their business in Beijing. In the first quarter of 2021, the Junior ELT under “ABC” brand operated only about half a month, and as a result, revenue for Junior ELT under “ABC” brand decrease by 60.6% year-on-year.

For the online ELT, revenues decreased 7.5% year-on-year, from RMB77.0 million in the first quarter of 2020 to RMB71.3 million (US$10.9 million) in the first quarter of 2021. This slight decrease was mainly due to the fact that the Company’s online ELT business reached a peak as a result of the COVID-19 in the same period last year.

Cost of revenues

The Company’s cost of revenues consists primarily of staff costs, property expenses, depreciation and amortization, and other costs which primarily include consulting fees, foreign teacher-related administrative expenses, and teaching materials costs.

In the first quarter of 2021, cost of revenues decreased by 6.4% to RMB135.8 million (US$20.7 million), from RMB145.0 million in the first quarter of 2020.

Gross profit

In the first quarter of 2021, gross profit increased by 93.8% to RMB70.8 million (US$10.8 million), from RMB36.5 million in the first quarter of 2020, due to the improvement of gross billings and operational efficiency.

For the first quarter of 2021, gross profit margin increased by 14.2 percentage points to 34.3% from 20.1% for the first quarter of 2020.

Operating expenses

In the first quarter of 2021, selling and marketing expenses amounted to RMB70.4 million (US$10.7 million), an increase of 2.6% from RMB68.6 million in the first quarter of 2020.

In the first quarter of 2021, research and development expenses decreased by 40.1% year-on-year to RMB4.2 million (US$0.6 million), from RMB7.0 million in the first quarter of 2020.

In the first quarter of 2021, general and administrative expenses increased by 25.0% year-on-year to RMB81.3 million (US$12.4 million), from RMB65.0 million in the first quarter of 2020. This increase was primarily due to an increase in share-based compensation expenses.

Loss from operations

For the first quarter of 2021, loss from operations was RMB85.1 million (US$13.0 million), compared to a loss from operations of RMB104.1 million in the first quarter of 2020.

Net loss

For the first quarter of 2021, net loss was RMB89.3 million (US$13.6 million), compared to a net loss of RMB101.7 million in the first quarter of 2020.

Cash flow

For the first quarter of 2021, an outflow of RMB53.7 million (US$8.2 million) was recorded, compared to an outflow of RMB97.7 million in the first quarter of 2020.

Cash and cash equivalents

As of March 31, 2021, Meten EdtechX had RMB63.8 million (US$9.7 million) of cash and cash equivalents, compared to RMB90.1 million as of December 31, 2020.

Outlook

Meten EdtechX plans to build an online merger offline (OMO) platform for blockchain education applications. The OMO platform will integrate the Company’s nationwide offline learning centers with its online platform “Likeshuo”.

Meten EdtechX will continue to focus on ‘dual-teacher classroom’ for ABC junior ELT services. The Company will carefully select the course content and electronic teaching aids, conduct trainings for foreign teachers, guide them through the qualification certification process, install hardware equipment in the classrooms, and adopt standardized course materials and curriculums.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD for the first quarter of 2021 are made at the rate of RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021, respectively. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31 2021, as the case may be, or at any other rate.

About Non-GAAP Financial Measures

Meten EdtechX’s consolidated financial results are presented in accordance with GAAP. However, to provide meaningful supplemental information regarding its performance, Meten EdtechX adopts the following measures which are defined as non-GAAP financial measures by the SEC:

●	EBITDA: calculated by subtracting net interest income/loss and adding back income tax expense and non-cash expense of depreciation and amortization to a firm's net income/(loss).

●	Adjusted EBITDA: calculated by removing certain one-off, irregular and/or non-recurring items from EBITDA such as offering expenses and share-based compensation expenses.

●	Adjusted net (loss)/income: calculated by adding back certain one-off, irregular and/or non-recurring items to net income/loss such as offering expenses and share-based compensation expenses.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

About Meten EdtechX

Meten EdtechX is one of the leading ELT service providers in China, delivering English language and skills training for Chinese students and professionals. Through a sophisticated digital platform and a nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). The Company offers superior teaching quality and student satisfaction, served by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

For more information, please visit: https://investor.metenedu-edtechx.com.

Safe Harbor Statement

This announcement contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our brands; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
+1 917-609-0333
tina.xiao@ascent-ir.com

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data)

	As of December 31,	As of March 31,
	2020	2021
	RMB’000	RMB’000	US$’000
		Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	90,115	63,817	9,740
Contract assets	6,194	5,938	906
Accounts receivable, net	27,013	22,167	3,383
Other contract costs	47,125	43,868	6,696
Prepayments and other current assets	50,658	38,298	5,845
Amounts due from related parties	7,934	9,934	1,516
Prepaid income tax	14,460	14,423	2,201

Total current assets	243,499	198,445	30,287

Non-current assets
Restricted cash	10,358	5,287	807
Other contract costs	9,316	12,592	1,922
Equity method investments	24,552	25,756	3,931
Property and equipment, net	146,891	135,863	20,737
Operating lease right-of-use assets	322,559	293,316	44,769
Intangible assets, net	19,337	17,930	2,737
Deferred tax assets	6,997	2,151	328
Goodwill	274,567	274,567	41,907
Long-term prepayments and other non-current assets	40,754	39,468	6,026

Total non-current assets	855,331	806,930	123,164

Total assets	1,098,830	1,005,375	153,451

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data)

	As of December 31,	As of March 31,
	2020	2021
	RMB’000	RMB’000	US$’000
		Unaudited	Unaudited
Current liabilities
Accounts payable	17,013	6,105	932
Bank loans	133,900	103,150	15,744
Deferred revenue	341,934	340,029	51,899
Salary and welfare payable	67,609	68,373	10,436
Financial liabilities from contracts with customers	384,561	356,395	54,397
Accrued expenses and other payables	46,030	44,647	6,814
Income taxes payable	267	245	37
Amounts due to related parties	131,151	81,505	12,440
Current operating lease liabilities	50,192	121,722	18,578
Total current liabilities	1,172,657	1,122,171	171,277

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data)

	As of December 31,	As of March 31,
	2020	2021
	RMB’000	RMB’000	US$’000
		Unaudited	Unaudited
Non-current liabilities
Deferred revenue	46,927	44,300	6,762
Deferred tax liabilities	7,661	6,824	1,042
Operating lease liabilities	33,718	34,368	5,246
Non-current tax payable	200,409	175,727	26,821

Total non-current liabilities	288,715	261,219	39,871

Total liabilities	1,461,372	1,383,390	211,148

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data)

	As of December 31,	As of March 31,
	2020	2021
	RMB’000	RMB’000	US$’000
		Unaudited	Unaudited
Shareholders’ deficit
Ordinary shares	37	41	6
Subscriptions receivable	(1)	(1)	-
Additional paid-in capital	557,536	631,400	96,370
Accumulated deficit	(936,247)	(1,023,023)	(156,144)

Total deficit attributable to shareholders of the Company	(378,675)	(391,583)	(59,768)
Non-controlling interests	16,133	13,568	2,071

Total deficit	(362,542)	(378,015)	(57,697)

Commitments and contingencies	-	-	-

Total liabilities and shareholders' deficit	1,098,830	1,005,375	153,451

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of RMB, except share data and per share data)

	2020Q1	2021 Q1
	RMB’000	RMB’000	US$’000
		Unaudited	Unaudited

Revenues	181,581	206,554	31,526
Cost of revenues	(145,048)	(135,758)	(20,721)
Gross profit	36,533	70,796	10,805
Operating expenses:
Selling and marketing expenses	(68,604)	(70,398)	(10,745)
General and administrative expenses	(65,024)	(81,271)	(12,404)
Research and development expenses	(7,006)	(4,199)	(641)
Income/(loss) from operations	(104,101)	(85,072)	(12,985)
Other income (expenses):
Interest income	133	110	17
Interest expenses	(1,065)	(1,887)	(288)
Foreign currency exchange gain/(loss), net	(208)	(423)	(65)
Gains/(losses) on disposal and closure of subsidiaries and branches	-	(2,056)	(314)
Government grants	2,426	4,641	708
Equity in income/(loss) on equity method investments	(1,243)	1,204	184
Others, net	(215)	(795)	(121)
Income/(loss) before income tax	(104,273)	(84,278)	(12,864)
Income tax expense	2,550	(5,063)	(773)
Net income/(loss)	(101,723)	(89,341)	(13,637)
Less: Net loss attributable to non-controlling interests	1,411	(2,565)	(391)
Net income/(loss) attributable to shareholders of the Company	(103,134)	(86,776)	(13,246)

Net income/(loss)	(101,723)	(89,341)	(13,637)
Add:
Share-based compensation expenses	1,613	33,764	5,153
Warrant financing	-	2,404	367
Adjusted net (loss)/income	(100,110)	(53,173)	(8,117)